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                                                                   Exhibit 99.73

News release via Canada NewsWire, Toronto 416-863-9350

          Attention Business Editors:
          TRANSITION THERAPEUTICS INC. AND NOVO NORDISK A/S SIGN AMENDMENT TO LICENSE AGREEMENT FOR DIABETES REGENERATIVE THERAPIES,
          TRANSITION THERAPEUTICS INC. RECEIVES ADDITIONAL PAYMENT

TORONTO, July 17 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH), announced today that Novo Nordisk A/S ("Novo Nordisk") and Transition have signed an amendment to their license agreement on E1-I.N.T.(TM) and GLP1-I.N.T.(TM) to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T(TM) program and Transition regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM). Novo Nordisk has in association with the execution of the amendment paid $US500,000 to Transition. Additionally, Transition will receive from Novo Nordisk $US500,000 in research and development funding in 2006. The financial terms of the amended agreement remain the same, where Transition will receive future E1-I.N.T.(TM) developmental milestone payments potentially totalling $US46 million plus commercial milestones and royalties on sales of E1-I.N.T.(TM) products.

Transition currently advances the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the ongoing clinical trials, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.(TM). Following such a decision Transition will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

About Islet Neogenesis Therapy (I.N.T.(TM))

The I.N.T.(TM) technology platform, covered by a broad patent portfolio, is based on the discovery that a short course of injections of naturally occurring peptides can regenerate insulin-producing cells in the body. Two lead I.N.T.(TM) products are currently under development: 1) E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, and is in exploratory Phase IIa clinical trials to evaluate efficacy, safety and tolerability of E1-I.N.T.(TM) in type I and type II diabetes patients; and 2) GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, which is currently in pre-clinical development.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the

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treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C.
Transition has completed target enrolment for its exploratory Phase IIa clinical trials of its lead regenerative product, E1-I.N.T.(TM) in type I and type II diabetes patients. The Company is currently enrolling subjects for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C and a Phase I trial for AZD-103 in healthy volunteers. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/ (TTH.)

CO: Transition Therapeutics Inc.

CNW 17:37e 17-JUL-06